Exhibit 99.1

QIWI Announces Third Quarter 2020 Financial Results

Third Quarter Total Net Revenue Increases 11% to RUB 6,637 Million and Adjusted Net

Profit Increases 73% to RUB 3,275 Million or RUB 52.49 per diluted share

QIWI reiterates 2020 Guidance

Board of Directors Approves Dividends of 34 cents per share

NICOSIA, CYPRUS – November 19, 2020 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the third quarter ended September 30, 2020.

Third Quarter 2020 Operating and Financial Highlights

•	Total Net Revenue increased 11% to RUB 6,637 million ($83.3 million)

•	Payment Services Segment Net Revenue increased 11% to RUB 6,108 million ($76.7 million)

•	Adjusted EBITDA increased 60% to RUB 4,020 million ($50.4 million)

•	Adjusted Net Profit increased 73% to RUB 3,275 million ($41.1 million), or RUB 52.49 per diluted share

•	Payment Services Segment Net Profit increased 11% to RUB 3,633 million ($45.6 million) or RUB 58.21 per diluted share

•	Total Payment Services volume increased 11% to RUB 435.4 billion ($5.5 billion)

“Today I’m glad to share our third quarter 2020 financial results. This quarter we continued to demonstrate strong performance in our Payment Services segment and Other projects. Our Payment Services segment showed solid dynamics and delivered 11% segment net revenue growth supported by several factors including high density of sport events as well as growth of our strategic self-employed stream. This quarter we also successfully closed the Sovest sale transaction and concluded the wind down of Rocketbank which has reshaped our focus on core operations as well as projects that can be synergetic with our key products, consumer niches and competences,” said Boris Kim, QIWI’s chief executive officer. “Today we see increasing uncertainty related to among other things the spread of coronavirus and we closely monitor the situation as it evolves. This being said we continue to focus on optimizing and improving efficiency of our operations across all projects. Despite uncertainty and challenging economic and operational environment, we see diverse opportunities for growth in mid and long term and we believe that we are well positioned to continue expanding our business with the ultimate goal of securing our long-term growth prospects.”

Third Quarter 2020 Results

Total and Segment Net Revenues: Total Net Revenue for the quarter ended September 30, 2020 was RUB 6,637 million ($83.3 million), an increase of 11% compared with RUB 5,993 million in the prior year. The increase mainly resulted from Payment Services (PS) Segment Net Revenue growth and positive contribution of Rocketbank (RB) Segment as opposed to negative effect on Total Net Revenue for the same period of the previous year offset by Consumer Financial Services (CFS) Segment Net Revenue decline due to the sale of the SOVEST project.

Payment Services Segment Net Revenue for the quarter ended September 30, 2020 was RUB 6,108 million ($76.7 million), an increase of 11% compared with RUB 5,484 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 5,303 million ($66.6 million), an increase of 13% compared with RUB 4,676 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by volume growth.

PS Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 806 million ($10.1 million) compared with RUB 808 million in the prior year. Fees for inactive accounts and unclaimed payments for the third quarter ended September 30, 2020 were RUB 506 million ($6.4 million) compared with RUB 484 million for the corresponding period in the prior year. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments decreased 7% compared with the same period in the prior year to RUB 300 million mainly due to lower interest revenue resulting primarily from lower CBR rate.

Corporate and Other Category (CO) Net Revenue includes: (i) net revenue from cash and settlement services related to the operations of the Tochka project1; (ii) net revenue from account receivable financing and digital bank guarantees products of Factoring PLUS project; (iii) net revenue from marketing solution products of Flocktory; and (iv) net revenue from other start-up projects. For the quarter ended September 30, 2020 Corporate and Other Category Net Revenue was RUB 449 million ($5.6 million) compared with RUB 268 million in the third quarter of the prior year. Category Net Revenue dynamics was driven primarily by the following factors:

•

Tochka Net Revenue for the quarter ended September 30, 2020 was RUB 126 million ($1.6 million) compared with RUB 199 million in the third quarter of the prior year. Tochka Net Revenue decline primarily resulted from a decrease in revenue generated from cash and settlement services due to lower number of active clients in QIWI Bank.

•

Factoring Net Revenue for the quarter ended September 30, 2020 was RUB 182 million ($2.3 million) compared with RUB 55 million in the third quarter of the prior year. Factoring Net Revenue growth resulted predominantly from the scaling of the project including expansion of bank guarantees and factoring portfolios.

•

Flocktory Net Revenue for the quarter ended September 30, 2020 was RUB 135 million. Flocktory was considered as an associate before it was consolidated as a part of the QIWI Group in the fourth quarter of 2019.

Adjusted EBITDA: For the quarter ended September 30, 2020, Adjusted EBITDA was RUB 4,020 million ($50.4 million), an increase of 60% compared with RUB 2,516 million in the prior year. The adjusted EBITDA increase was driven primarily by Total Net Revenue growth as well as a decline in selling, general and administrative expenses to RUB 711 million for the quarter ended September 30, 2020 as compared to RUB 1,510 million for same period in the prior year resulting primarily from a decrease in advertising, client acquisition and related expenses driven by the divestiture of SOVEST and Rocketbank projects. Adjusted EBITDA growth was offset by an increase in personnel expenses (excluding effect of share-based payments) to RUB 1,946 million for the quarter ended September 30, 2020 as compared to RUB 1,788 million for same period in the prior year mainly as a result of an increase of Payment Services segment

[1]	Starting from the first quarter 2020 we present Tochka JV results as part of the Corporate and Other Category personnel expenses as well as consolidation of Flocktory offset by a decline in personnel expenses of CFS and RB segments. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Net Revenue) was 60.6% for the quarter ended September 30, 2020 compared with 42.0% for the same period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended September 30, 2020, Adjusted Net Profit (Total Segment Net Profit) was RUB 3,275 million ($41.1 million), an increase of 73% compared with RUB 1,893 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA increase as well as by higher foreign exchange gain2 offset by higher income tax expenses.

For the quarter ended September 30, 2020, Payment Services Segment Net Profit was RUB 3,633 million ($45.6 million), an increase of 11% compared with RUB 3,259 million in the prior year driven by Payment Services Segment Net Revenue growth as well as by a decline of travelling expenses and marketing and advertising expenses offset by an increase in personnel expenses (excluding effect of share-based payments).

The Consumer Financial Services Segment Net Loss for the third quarter 2020 was RUB 137 million ($1.7 million) as compared to a Net Loss of RUB 424 million for the same period of the prior year resulting primarily from a decrease in personnel expenses (excluding effect of share-based payments),selling, general and administrative expenses due to the project sale as well as credit loss recovery compared to credit loss expenses in the prior year.

Rocketbank Segment Net Loss was RUB 165 million ($2.1 million), as compared to the Net Loss of RUB 632 million in the prior year resulting mainly from a decrease in personnel expenses (excluding effect of share-based payments) and selling, general and administrative expense due to the project winding-down.

Corporate and Other Category Net Loss includes: (i) net profit from the Tochka JV operations; (ii) net profit/loss of Factoring PLUS project; (iii) net profit/loss of the Flocktory project; (iv) net profit/loss from other start-up projects, and (v) Corporate expenses. Corporate and Other Category Net Loss for the third quarter 2020 was RUB 56 million compared to a Net Loss of RUB 310 million for the same period of the previous year. The dynamic of CO category Net Loss was driven primarily by the following factors:

•	Corporate Net Loss for the third quarter of 2020 was RUB 408 million ($5.1 million) compared with RUB 353 million for the same period of the previous year;

•

Tochka Net Profit for the third quarter of 2020 was RUB 281 million ($3.5 million) compared with RUB 156 million in the same quarter of the previous year. Tochka Net Profit increase resulted from higher equity pick-up primarily driven by the growth and development of the Tochka business despite challenging operating environment.

•

Factoring Plus Net Profit for the third quarter of 2020 was RUB 72 million ($0.9 million) compared with Net Loss of RUB 14 million for the same period of the previous year. Factoring Plus Net Profit growth was mainly driven by project Net Revenue increase.

Payment Services Other Operating Data: For the quarter ended September 30, 2020, Payment Services Segment payment volume was RUB 435.4 billion ($5.5 billion), an increase of 11% compared with RUB 391.3 billion in the prior year. The increase in payment volume was primarily driven by growth in E-commerce and Money Remittances market verticals offset by decline in Financial Services and Telecom

[2]

Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceeds market verticals. Payment Average Adjusted Net Revenue Yield was 1.22%, increase of 2 bps as compared with 1.20% in the prior year primarily driven by volumes shift towards higher yielding verticals.

Payment Services Segment Net Revenue Yield was 1.40%, flat as compared with the prior year.

The number of active kiosks and terminals was 117,137 including Contact and Rapida physical points of service and decreased by 14% compared with the prior year. The number of kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, moreover our physical distribution network was and to a certain extend continues to be negatively affected by the spread of COVID-19 pandemic,corresponding lockdown measures and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure.

The number of active Qiwi Wallet accounts was 19.7 million as of September 30, 2020, a decrease of 2.6 million, or 12%, as compared with 22.3 million as of September 30, 2019 primarily resulting from the introduction of new limitations on the anonymous wallets and consequent optimization of certain transaction processes, change of inactivity term from 6 to 12 months and enhancement of certain KYC, identification and compliance procedures. Such decline did not substantially impact our financial or operating performance due to increasing diversification of our product proposition and operating models.

Recent Developments

Rocketbank Winding down: As of September 30, 2020, we have substantially completed the process of Rocketbank B2C operations wind down. We continue to pilot certain projects that were developed earlier this year in Rocketbank in our Payment Services Segment particularly as part of our self employed stream product pipeline. The expenses associated with such pilots including predominantly personnel expenses are attributed to the Payment Services Segment starting August 1, 2020.

Dividend: In March 2020, the Board of Directors has approved a target dividend payout ratio for 2020. In accordance with the decision of the Board of Directors, the Company aims to distribute at least 50% of Group Adjusted Net Profit for 2020.

Following the determination of the third quarter 2020 financial results and taking into consideration our current operating environment, our Board of Directors approved a dividend of USD 34 cents per share. The dividend record date is December 1, 2020, and the Company intends to pay the dividend on December 3, 2020. The holders of ADSs will receive the dividend shortly thereafter.

The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target range provided, though the payout ratios for each of the quarters may vary and be outside of this range.

It remains the long-term intention of the Company to distribute all excess cash to the shareholders.

2020 Guidance3

QIWI reiterates its guidance in respect of 2020 outlook:

•	Total Net Revenue is expected to increase by 7% to 15% over 2019;

[3]	Guidance is provided in Russian ruble

•	Payment Services Segment Net Revenue is expected to increase by 3% to 10% over 2019;

•	Adjusted Net Profit is expected to increase by 35% to 50% over 2019.

For the purpose of the guidance in respect of 2020 outlook we would like to outline the following considerations:

The outbreak of the COVID-19 strain of coronavirus and associated responses from various countries around the world is likely to negatively affect consumer demand across the globe and across industries, and there is the potential for COVID-19 and responses to it to cause a global recession. At this moment we are not able to accurately estimate the potential impact of COVID-19 on our business. In addition, it is currently unclear how much consumer demand will be negatively affected by the outbreak of COVID-19 and what effect the outbreak of COVID-19 will have on the macroeconomic environment, as a whole. The full impact remains uncertain and will depend on the length and severity of the effect of the coronavirus on economic activity in our markets. Our outlook reflects our current views and expectations only and is based on the trends we see as of the day of this report. If such trends were to deteriorate further the impact on our business and operations could be more severe than currently expected. We continue to monitor the situation closely.

The Company reserves the right to revise guidance in the course of the year or when additional information regarding the effect of the ongoing events becomes available.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss third quarter 2020 financial results today at 8:30 a.m. ET. Hosting the call will be Boris Kim, chief executive officer, Andrey Protopopov, chief executive officer of Payment Services Segment, and Varvara Kiseleva, interim chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13712897. The replay will be available until Thursday, December 3, 2020. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 19.7 million virtual wallets, over 117,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 145 billion cash and electronic payments monthly connecting over 32 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, Payment Services Segment net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals, and statements regarding the divestiture of non-core investments, including Rocketbank as well as the statements regarding the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2019 (audited)	As of September 30, 2020 (unaudited)	As of September 30, 2020 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	2,346	2,000	25
Goodwill and other intangible assets	11,316	10,926	137
Investments in associates	1,118	1,462	18
Long-term debt securities and deposits	4,015	2,328	29
Long-term loans	265	267	3
Other non-current assets	83	112	1
Deferred tax assets	217	261	3

Total non-current assets	19,360	17,356	218

Current assets
Trade and other receivables	6,162	5,682	71
Short-term loans	11,419	3,869	49
Short-term debt securities and deposits	1,136	1,965	25
Prepaid income tax	259	24	0
Other current assets	917	1,027	13
Cash and cash equivalents	42,101	44,205	555
Assets held for sale	123	42	1

Total current assets	62,117	56,814	713

Total assets	81,477	74,170	931

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	24
Share premium	12,068	12,068	151
Other reserve	2,576	2,637	33
Retained earnings	10,557	13,812	173
Translation reserve	289	545	7

Total equity attributable to equity holders of the parent	27,367	30,939	388
Non-controlling interests	70	73	1

Total equity	27,437	31,012	389

Non-current liabilities
Long term debt	1,545	1,158	15
Long-term lease liability	1,017	772	10
Long-term customer accounts	444	283	4
Other non-current liabilities	45	37	0
Deferred tax liabilities	749	1,052	13

Total non-current liabilities	3,800	3,302	41

Current liabilities
Trade and other payables	27,295	27,185	341
Customer accounts and amounts due to banks	21,519	11,063	139
Short-term debt	—	502	6
Short-term lease liability	340	354	4
VAT and other taxes payable	184	138	2
Other current liabilities	902	614	8

Total current liabilities	50,240	39,856	500

Total equity and liabilities	81,477	74,170	931

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 79.6845 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2020.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2019	September 30, 2020	September 30, 2020
	RUB(1)	RUB	USD(2)
Revenue:	9,122	10,833	135.9
Payment processing fees	7,918	9,348	117.3
Interest revenue calculated using the effective interest rate	388	476	6.0
Fees from inactive accounts and unclaimed payments	484	506	6.4
Other revenue	332	503	6.3
Operating costs and expenses:	(6,227)	(7,031)	(88.2)
Cost of revenue (exclusive of items shown separetely below)	(3,602)	(4,424)	(55.5)
Selling, general and administrative expenses	(864)	(669)	(8.4)
Personnel expenses(3)	(1,253)	(1,645)	(20.6)
Depreciation and amortization	(282)	(273)	(3.4)
Credit loss (expense)/recovery	(28)	(20)	(0.3)
Impairment of non-current assets	(198)	—	—
Profit from operations	2,895	3,802	47.7

Share of gain of an associate and a joint venture	149	256	3.2
Other income and expenses, net	(47)	17	0.2
Foreign exchange gain	160	498	6.2
Foreign exchange loss	(93)	(364)	(4.6)
Interest income and expenses, net	1	(13)	(0.2)

Profit before tax from continuing operations	3,065	4,196	52.7
Income tax expense	(648)	(908)	(11.4)

Net profit from continuing operations	2,417	3,288	41.3

Discontinued operations
Loss from discontinued operations	(1,229)	(245)	(3.1)

Net profit	1,188	3,043	38.2

Attributable to:
Equity holders of the parent	1,173	3,014	37.8
Non-controlling interests	15	29	0.4
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	33	116	1.5
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	15	—	—
Net gains recycled to profit or loss upon disposal	—	—	—
Total other comprehensive income/(loss), net of tax	48	116	1.5

Total comprehensive income, net of tax	1,236	3,159	39.6

Attributable to:
Equity holders of the parent	1,220	3,128	39.3
Non-controlling interests	16	31	0.4
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	18.96	48.36	0.61
Diluted, profit attributable to ordinary equity holders of the parent	18.77	48.29	0.61

(1)	Amounts do not correspond with the previously presented ones due to discontinued operations.

(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 79.6845 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2020.
(3)

Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the quarter ended September 30, 2019 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2019	September 30, 2020	September 30, 2020
	RUB(1)	RUB	USD(2)
Revenue:	26,303	29,663	372.3
Payment processing fees	22,408	25,079	314.7
Interest revenue calculated using the effective interest rate	1,417	1,687	21.2
Fees from inactive accounts and unclaimed payments	1,400	1,497	18.8
Other revenue	1,078	1,400	17.6
Operating costs and expenses:	(17,002)	(18,950)	(237.8)
Cost of revenue (exclusive of items shown separetely below)	(10,169)	(11,777)	(147.8)
Selling, general and administrative expenses	(2,198)	(1,872)	(23.5)
Personnel expenses(3)	(3,589)	(4,422)	(55.5)
Depreciation and amortization	(850)	(802)	(10.1)
Credit loss (expense)/recovery	2	(45)	(0.6)
Impairment of non-current assets	(198)	(32)	(0.4)
Profit from operations	9,301	10,713	134.4

Share of gain of an associate and a joint venture	78	495	6.2
Other income and expenses, net	8	(6)	(0.1)
Foreign exchange gain	610	1,848	23.2
Foreign exchange loss	(760)	(1,953)	(24.5)
Interest income and expenses, net	8	(57)	(0.7)

Profit before tax from continuing operations	9,245	11,040	138.5
Income tax expense	(1,894)	(2,253)	(28.3)

Net profit from continuing operations	7,351	8,787	110.3

Discontinued operations
Loss from discontinued operations	(3,152)	(2,308)	(29.0)

Net profit	4,199	6,479	81.3

Attributable to:
Equity holders of the parent	4,160	6,417	80.5
Non-controlling interests	39	62	0.8
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(194)	269	3.4
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	15	32	0.4
Net gains recycled to profit or loss upon disposal	—	(47)	(0.6)
Total other comprehensive income/(loss), net of tax	(179)	254	3.2

Total comprehensive income, net of tax	4,020	6,733	84.5

Attributable to:
Equity holders of the parent	3,986	6,658	83.6
Non-controlling interests	34	75	0.9
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	67.43	103.16	1.29
Diluted, profit attributable to ordinary equity holders of the parent	66.68	102.94	1.29

(1)	Amounts do not correspond with the previously presented ones due to discontinued operations.

(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 79.6845 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2020.
(3)

Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the nine months ended September 30, 2019 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Nine months ended (unaudited)
	September 30, 2019	September 30, 2020	September 30, 2020
	RUB	RUB	USD(1)
Operating activities
Profit before tax from continuing operations	9,245	11,040	139
Loss before tax from discontinued operations	(3,831)	(2,509)	(31)
Profit before tax	5,414	8,531	107

Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	1,079	967	12
Foreign exchange loss, net	149	130	2
Interest income, net	(2,113)	(2,145)	(27)
Credit loss expense	460	825	10
Share of gain of an associate and a joint venture	(78)	(495)	(6)
Loss from sale of Sovest loans’ portfolio	—	712	9
Share-based payments	391	85	1
Loss from initial recognition	151	27	0
Impairment of non-current assets	526	134	2
Other	65	(47)	(1)
Working capital adjustments:
Decrease in trade and other receivables	1,355	1,222	15
Decrease/(Increase) in other assets	9	(115)	(1)
Increase/(decrease) in customer accounts and amounts due to banks	157	(11,437)	(144)
Decrease in accounts payable and accruals	(5,638)	(1,675)	(21)
(Increase)/decrease in loans issued from banking operations	(1,387)	5,993	75

Cash received from operations	540	2,712	34

Interest received	2,615	2,621	33
Interest paid	(109)	(421)	(5)
Income tax paid	(1,266)	(1,465)	(18)

Net cash flow received from operating activities	1,780	3,447	43

Investing activities
Cash paid for acquisitions	(200)	(89)	(1)
Purchase of property and equipment	(594)	(226)	(3)
Purchase of intangible assets	(235)	(179)	(2)
Proceeds from sale of fixed and intangible assets	173	162	2
Loans issued	(353)	(12)	(0)
Repayment of loans issued	33	—	—
Purchase of debt instruments and deposits	(3,686)	(2,355)	(30)
Proceeds from sale and redemption of debt instruments	1,412	3,230	41
Dividends received from an assosiate	—	153	2

Net cash flow (used in)/received from investing activities	(3,450)	684	9

Financing activities
Proceeds from borrowings	—	105	1
Payment of principal portion of lease liabilities	(371)	(275)	(3)
Dividends paid to owners of the Group	(2,278)	(3,201)	(40)
Dividends paid to non-controlling shareholders	(39)	(67)	(1)

Net cash flow used in financing activities	(2,688)	(3,438)	(43)

Effect of exchange rate changes on cash and cash equivalents	(819)	1,411	18
Net (decrease)/increase in cash and cash equivalents	(5,177)	2,104	26

Cash and cash equivalents at the beginning of the period	40,966	42,101	528

Cash and cash equivalents at the end of the period	35,789	44,205	555

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 79.6845 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2020.

QIWI plc.

Reporting Segments Data

(in millions)

	Three months ended (unaudited)
	September 30, 2019	September 30, 2020	September 30, 2020
	RUB	RUB	USD (1)
Total Net Revenue	5,993	6,637	83.3

Payment Services	5,484	6,108	76.7
Consumer Financial Services	369	64	0.8
Rocketbank	(128)	16	0.2
Corporate and Other	268	449	5.6

Total Segment Net Profit(2)	1,893	3,275	41.1

Payment Services	3,259	3,633	45.6
Consumer Financial Services	(424)	(137)	(1.7)
Rocketbank	(632)	(165)	(2.1)
Corporate and Other	(310)	(56)	(0.7)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 79.6845 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2020.
(2)	For the three months ended September 30, 2019 and September 30, 2020 Total Adjusted Net Profit is equal to Total Segment Net Profit.

QIWI plc.

Reporting Segments Data

(in millions)

	Nine months ended (unaudited)
	September 30, 2019	September 30, 2020	September 30, 2020
	RUB	RUB	USD (1)
Total Net Revenue	16,923	19,736	247.7

Payment Services	15,478	16,826	211.2
Consumer Financial Services	870	1,067	13.4
Rocketbank	(423)	548	6.9
Corporate and Other	998	1,295	16.2

Total Segment Net Profit(2)	5,511	7,785	97.7

Payment Services	9,453	9,927	124.6
Consumer Financial Services	(1,391)	(793)	(10.0)
Rocketbank	(1,633)	(781)	(9.8)
Corporate and Other	(918)	(568)	(7.1)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 79.6845 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2020.
(2)	For the nine months ended September 30, 2019 and September 30, 2020 Total Adjusted Net Profit is equal to Total Segment Net Profit.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2019	September 30, 2020	September 30, 2020
	RUB (1)	RUB	USD(2)
Revenue (3)	10,142	11,087	139.1
Minus: Cost of revenue (exclusive of depreciation and amortization) (4)	4,149	4,449	55.8

Total Net Revenue	5,993	6,637	83.3

Segment Net Revenue
Payment Services Segment Revenue	8,991	10,398	130.5
PS Payment Revenue(5)	7,918	9,348	117
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(6)	3,242	4,045	51

PS Payment Adjusted Net Revenue	4,676	5,303	66.6

PS Other Revenue(7)	1,075	1,050	13
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(8)	267	244	3

PS Other Adjusted Net Revenue	808	806	10.1

Payment Services Segment Net Revenue	5,484	6,108	76.7

Consumer Financial Services Segment Revenue	438	72	0.9
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	69	8	0.1

Consumer Financial Services Segment Net Revenue	369	64	0.8

Rocketbank Revenue	344	26	0.3
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	472	10	0.1

Rocketbank Net Revenue	(128)	16	0.2

Corporate and Other Category Revenue	369	591	7.4
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	101	141	1.8

Corporate and Other Category Net Revenue	268	449	5.6

Total Segment Net Revenue	5,993	6,637	83.3

Net Profit	1,188	3,043	38.2

Plus:
Depreciation and amortization	389	317	4.0
Other income and expenses, net	47	(17)	(0.2)
Foreign exchange gain	(164)	(498)	(6.2)
Foreign exchange loss	97	373	4.7
Share of loss/(gain) of an associate and a joint venture	(149)	(256)	(3.2)
Interest income and expenses, net	7	23	0.3
Income tax expenses	440	889	11.2
Expenses related to form F-3 filing	—	55	0.7
Loss from sale of Sovest loans’ portfolio	—	54	0.7
Share-based payments expenses	135	37	0.5
Impairment of non-current assets	526	—	—

Adjusted EBITDA	2,516	4,020	50.4

Adjusted EBITDA margin	42.0%	60.6%	60.6%
Net profit	1,188	3,043	38.2
Fair value adjustments recorded on business combinations and their amortization(9)	105	87	1.1
Expenses related to form F-3 filing	—	55	0.7
Share-based payments expenses	135	37	0.5
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering (10)	(53)	—	—
Impairment of non-current assets	526	—	—
Loss from sale of Sovest loans’ portfolio	—	54	0.7
Effect of taxation of the above items	(8)	(1)	(0.0)

Adjusted Net Profit	1,893	3,275	41.1

Adjusted Net Profit per share:
Basic	30.59	52.55	0.66
Diluted	30.30	52.49	0.66
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,876	62,324	62,324
Diluted	62,483	62,404	62,404

(1)	The results presented in Reconciliation differ from IFRS results due to Rocketbank and CFS results are presented as discontinued operations in IFRS.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 79.6845 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2020.
(3)	Including revenue from discontinued operations in the amount of RUB 1,020 million for the third quarter ended September 30, 2019 and RUB 254 million for the third quarter ended September 30, 2020.
(4)	Including cost of revenue from discontinued operations of RUB 547 million for the third quarter ended September 30, 2019 and RUB 26 million for the third quarter ended September 30, 2020.
(5)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(6)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(7)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(8)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(9)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(10)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only includes the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2019	September 30, 2020	September 30, 2020
	RUB(1)	RUB	USD(2)
Revenue (3)	28,646	32,277	405.1
Minus: Cost of revenue (exclusive of depreciation and amortization) (4)	11,723	12,541	157.4

Total Net Revenue	16,923	19,736	247.7

Segment Net Revenue
Payment Services Segment Revenue	25,429	28,214	354.1
PS Payment Revenue(5)	22,408	25,079	315
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(6)	9,145	10,573	133

PS Payment Adjusted Net Revenue	13,263	14,506	182.0

PS Other Revenue(7)	3,022	3,135	39
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(8)	807	815	10

PS Other Adjusted Net Revenue	2,215	2,320	29.1

Payment Services Segment Net Revenue	15,478	16,826	211.2

Consumer Financial Services Segment Revenue	1,025	1,198	15.0
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	155	131	1.6

Consumer Financial Services Segment Net Revenue	870	1,067	13.4

Rocketbank Revenue	957	1,151	14.4
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	1,380	604	7.6

Rocketbank Net Revenue	(423)	548	6.9

Corporate and Other Category Revenue	1,235	1,714	21.5
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	237	419	5.3

Corporate and Other Category Net Revenue	998	1,295	16.2

Total Segment Net Revenue	16,923	19,736	247.7

Net Profit	4,199	6,479	81.3

Plus:
Depreciation and amortization	1,079	967	12.1
Other income and expenses, net	(8)	6	0.1
Foreign exchange gain	(665)	(1,848)	(23.2)
Foreign exchange loss	814	1,978	24.8
Share of loss/(gain) of an associate and a joint venture	(78)	(495)	(6.2)
Interest income and expenses, net	18	88	1.1
Income tax expenses	1,215	2,052	25.8
Expenses related to form F-3 filing	—	65	0.8
Loss from sale of Sovest loans’ portfolio	—	712	8.9
Share-based payments expenses	391	85	1.1
Impairment of non-current assets	526	134	1.7

Adjusted EBITDA	7,491	10,223	128.3

Adjusted EBITDA margin	44.3%	51.8%	51.8%
Net profit	4,199	6,479	81.3
Fair value adjustments recorded on business combinations and their amortization(9)	302	256	3.2
Expenses related to form F-3 filing	—	65	0.8
Share-based payments expenses	391	85	1.1
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering (10)	132	—	—
Impairment of non-current assets	526	134	1.7
Loss from sale of Sovest loans’ portfolio	—	712	8.9
Effect of taxation of the above items	(39)	54	0.7

Adjusted Net Profit	5,511	7,785	97.7

Adjusted Net Profit per share:
Basic	89.33	125.16	1.57
Diluted	88.34	124.88	1.57
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,693	62,200	62,200
Diluted	62,387	62,340	62,340

(1)	The results presented in Reconciliation differ from IFRS results due to Rocketbank and CFS results are presented as discontinued operations in IFRS.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 79.6845 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2020.
(3)	Including revenue from discontinued operations in the amount of RUB 2,343 million for nine months ended September 30, 2019 and RUB 2,614 million for nine months ended September 30, 2020.
(4)	Including cost of revenue from discontinued operations of RUB 1,554 million for nine months ended September 30, 2019 and RUB 764 million for nine months ended September 30, 2020.
(5)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(6)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(7)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(8)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(9)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(10)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only includes the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	September 30, 2019	September 30, 2020	September 30, 2020
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	391.3	435.4	5.5

E-commerce	107.0	133.9	1.7
Financial services	88.9	65.2	0.8
Money remittances	143.9	185.9	2.3
Telecom	42.1	36.2	0.5
Other	9.4	14.3	0.2

Payment adjusted net revenue (million)(3)	4,676.4	5,303.3	66.6

E-commerce	2,658.6	3,122.7	39.2
Financial services	331.7	330.8	4.2
Money remittances	1,432.1	1,605.2	20.1
Telecom	194.9	142.9	1.8
Other	59.1	101.8	1.3

Payment Average Adjusted Net Revenue Yield(4)	1.20%	1.22%	1.22%

E-commerce	2.48%	2.33%	2.33%
Financial services	0.37%	0.51%	0.51%
Money remittances	1.00%	0.86%	0.86%
Telecom	0.46%	0.40%	0.40%
Other	0.63%	0.71%	0.71%

Payment Services Segment Net Revenue Yield	1.40%	1.40%	1.40%
Active kiosks and terminals (units)(5)	136,313	117,137	117,137
Active Qiwi Wallet accounts (million)(6)	22.3	19.7	19.7

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 79.6845 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2020.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment Adjusted Net Revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months prior to the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.

QIWI plc.

Other Operating Data

	Nine months ended (unaudited)
	September 30, 2019	September 30, 2020	September 30, 2020
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	1,088.1	1,152.6	14.5

E-commerce	300.0	343.3	4.3
Financial services	244.2	186.5	2.3
Money remittances	392.9	472.4	5.9
Telecom	122.3	118.9	1.5
Other	28.7	31.5	0.4

Payment adjusted net revenue (million)(3)	13,263.2	14,506.4	182.0

E-commerce	7,651.1	8,523.2	107.0
Financial services	874.5	930.9	11.7
Money remittances	4,043.3	4,273.6	53.6
Telecom	529.3	573.0	7.2
Other	165.0	205.7	2.6

Payment Average Adjusted Net Revenue Yield(4)	1.22%	1.26%	1.26%

E-commerce	2.55%	2.48%	2.48%
Financial services	0.36%	0.50%	0.50%
Money remittances	1.03%	0.90%	0.90%
Telecom	0.43%	0.48%	0.48%
Other	0.57%	0.65%	0.65%

Payment Services Segment Net Revenue Yield	1.42%	1.46%	1.46%
Active kiosks and terminals (units)(5)	136,313	117,137	117,137
Active Qiwi Wallet accounts (million)(6)	22.3	19.7	19.7

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 79.6845 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2020.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment Adjusted Net Revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months prior to the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.